# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quoin Pharmaceuticals, Ltd., CIK 0001671502
CUSIP: 74907L409
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 23 HATA'AS STREET, KFAR SABA, Israel (L3), 44425
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000065
Filed by CIK 0001440771

## Reporting persons
- Stonepine Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,166; sole dispositive power 0; shared dispositive power 7,594,166; aggregate amount beneficially owned 7,594,166 (9.99% of the class)
  Comment: The reporting persons beneficially own American Depositary Shares ("ADSs"). Each ADS represents 35 Ordinary Shares of the Issuer. The securities beneficially owned by the reporting persons consist of (1) 53,460 ADSs beneficially owned by the reporting persons, (2) pre-funded warrants to acquire 81,212 ADSs beneficially owned by the reporting persons, and (3) ordinary warrants to acquire 484,848 ADSs beneficially owned by the reporting persons. The pre-funded warrants and ordinary warrants are subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 70,294,615 Ordinary Shares, represented by 2,008,417 ADSs, outstanding as of May 5, 2026, as reported in the Form 10-Q for the quarter ended March 31, 2026, plus 1,400,000 Ordinary Shares represented by 40,000 issued to the reporting person on exercise of pre-funded warrants after December 5, 2025.
- Stonepine Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,166; sole dispositive power 0; shared dispositive power 7,594,166; aggregate amount beneficially owned 7,594,166 (9.99% of the class)
  Comment: The reporting persons beneficially own ADSs. Each ADS represents 35 Ordinary Shares of the Issuer. The securities beneficially owned by the reporting persons consist of (1) 53,460 ADSs beneficially owned by the reporting persons, (2) pre-funded warrants to acquire 81,212 ADSs beneficially owned by the reporting persons, and (3) ordinary warrants to acquire 484,848 ADSs beneficially owned by the reporting persons. The pre-funded warrants and ordinary warrants are subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 70,294,615 Ordinary Shares, represented by 2,008,417 ADSs, outstanding as of May 5, 2026, as reported in the Form 10-Q for the quarter ended March 31, 2026, plus 1,400,000 Ordinary Shares represented by 40,000 issued to the reporting person on exercise of pre-funded warrants after December 5, 2025..
- Stonepine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,166; sole dispositive power 0; shared dispositive power 7,594,166; aggregate amount beneficially owned 7,594,166 (9.99% of the class)
  Comment: The reporting persons beneficially own ADSs. Each ADS represents 35 Ordinary Shares of the Issuer. The securities beneficially owned by the reporting persons consist of (1) 53,460 ADSs beneficially owned by the reporting persons, (2) pre-funded warrants to acquire 81,212 ADSs beneficially owned by the reporting persons, and (3) ordinary warrants to acquire 484,848 ADSs beneficially owned by the reporting persons. The pre-funded warrants and ordinary warrants are subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 70,294,615 Ordinary Shares, represented by 2,008,417 ADSs, outstanding as of May 5, 2026, as reported in the Form 10-Q for the quarter ended March 31, 2026, plus 1,400,000 Ordinary Shares represented by 40,000 issued to the reporting person on exercise of pre-funded warrants after December 5, 2025.
- Jon M. Plexico: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,166; sole dispositive power 0; shared dispositive power 7,594,166; aggregate amount beneficially owned 7,594,166 (9.99% of the class)
  Comment: The reporting persons beneficially own ADSs. Each ADS represents 35 Ordinary Shares of the Issuer. The securities beneficially owned by the reporting persons consist of (1) 53,460 ADSs beneficially owned by the reporting persons, (2) pre-funded warrants to acquire 81,212 ADSs beneficially owned by the reporting persons, and (3) ordinary warrants to acquire 484,848 ADSs beneficially owned by the reporting persons. The pre-funded warrants and ordinary warrants are subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 70,294,615 Ordinary Shares, represented by 2,008,417 ADSs, outstanding as of May 5, 2026, as reported in the Form 10-Q for the quarter ended March 31, 2026, plus 1,400,000 Ordinary Shares represented by 40,000 issued to the reporting person on exercise of pre-funded warrants after December 5, 2025.

## Item 1. Issuer
Name of issuer: Quoin Pharmaceuticals, Ltd.
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, VA 20148

## Item 2. Person Filing
Name of person filing:
Stonepine Capital Management, LLC, a Delaware limited liability company ("Stonepine")

Stonepine Capital, L.P., a Delaware limited partnership (the "Partnership")

Stonepine GP, LLC, a Delaware limited liability company (the "General Partner")

Jon M. Plexico

Stonepine and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. Plexico is the control person of Stonepine and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Ordinary Shares except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Ordinary Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence: 2900 NW Clearwater Drive, Suite 100-11, Bend OR 97703
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Stonepine: 7,594,166

Partnership: 7,594,166

General Partner: 7,594,166

Jon M. Plexico: 7,594,166
Percent of class:
Stonepine: 9.99%

Partnership: 9.99%

General Partner: 9.99%

Jon M. Plexico: 9.99%
Sole power to vote or to direct the vote:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to vote or to direct the vote:
Stonepine: 7,594,166

Partnership: 7,594,166

General Partner: 7,594,166

Jon M. Plexico: 7,594,166
Sole power to dispose or to direct the disposition:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to dispose or to direct the disposition:
Stonepine: 7,594,166

Partnership: 7,594,166

General Partner: 7,594,166

Jon M. Plexico: 7,594,166

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds ADSs for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ADSs.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Stonepine Capital Management, LLC: /s/ Jon M. Plexico, Managing Member (05/15/2026)
- Stonepine Capital, L.P.: /s/ Jon M. Plexico, Managing Member of the General Partner, Stonepine GP, LLC (05/15/2026)
- Stonepine GP, LLC: /s/ Jon M. Plexico, Managing Member (05/15/2026)
- Jon M. Plexico: /s/ Jon M. Plexico, Reporting person (05/15/2026)